AGREEMENT


     THIS AGREEMENT entered into this 14th day of October, 1997 by and between TIGER SOUTH BRUNSWICK, L.L.C., a Delaware limited liability company ("TSB"), TIGER/WESTBROOK REAL ESTATE FUND, L.P., a Delaware limited ("TWR"), TIGER/WESTBROOK REAL ESTATE CO-INVESTMENT PARTNERSHIP, L.P., a Delaware limited ("TWRCO") and Jay H. Shidler ("Shidler") and Clay W. Hamlin, III ("Hamlin"). TSR, TWR and TWRCO are hereinafter collectively referred to as "Westbrook," and Shidler and Hamlin are hereinafter collectively referred to as "S&H."

     Westbrook and S&H, or entities affiliated with one or more of them, have this date conveyed their general and limited partnership interests in South Brunswick Investors, L.P. ("SBILP") to FCO, L.P., a newly formed Delaware limited partnership ("FCLP"). As consideration for the transfer of the SBILP partnership interests conveyed by Westbrook, Westbrook has received an aggregate of approximately 372,794 common units of partnership interest in FCLP ("Common Units") and approximately 245,714 preferred units of partnership interest in FCLP ("Preferred Units"). The Common Units and the Preferred Units are collectively referred to herein as the "Units."

     FCLP is expected, although there can be no assurance or guarantee, to pay quarterly distributions in the nature of dividends to the holders of its Common Units and Preferred Units ("Dividends"). The aggregate Dividends expected to be paid to Westbrook with respect To the Units is in the amounts and on the dates as set forth on Exhibit A hereto. Such Dividends are hereinafter referred to collectively as the "Westbrook Dividends," and individually as a "Westbrook Dividend."

     S&H have agreed with Westbrook that S&H will, at Westbrook's sole option, purchase the Units from Westbrook under certain circumstances.

     NOW THEREFORE, for good and valuable consideration the receipt and sufficiency of which is acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

     1. Option and Obligation. Westbrook shall have the Option to sell to S&H all, but not less than all, the Units. in accordance with the terms and conditions set forth in this Agreement (the "Option"). The obligation of S&H to purchase the Units upon exercise of the Option shall be the joint and several obligation of each of Shidler and Hamlin. The total purchase price payable for the Units upon exercise of the Option is $3,481,579 (the "Purchase Price").

     2. Exercise of Option. The Option may be exercised by Westbrook either: (i) within ten (10) business days after the date on which FCLP fails to make a Dividend payment to Westbrook as set forth on Exhibit A attached hereto, or (ii) at any time between October 15 , 1999 and December 15, 1999. If not exercised, the Option shall expire at the close of business on December 15, 1999, and this Agreement shall be of no further force and effect from and after such date.

     3. Method of Exercise. To exercise the Option, Westbrook shall give notice to each of Shidler and Hamlin of its election to do so (the "Notice") within the times described in Section 2 above. The Notice shall be in writing, shall be signed by an authorized person from each of TSH, TWR and TWRCO, and either (i) personally delivered (with receipt acknowledged), or (ii) sent by registered or certified mail, return receipt requested, postage prepaid, addressed to Shidler at The Shidler Group, 810 Richards Street, Suite


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                                      -2-


1000, Honolulu, Hawaii, and to Hamlin at The Shidler Group, Suite 1105, One Logan Square, Philadelphia, Pennsylvania, 19103. The Notice shall be deemed given when received by each of Shidler and Hamlin.

     4. Closing. Closing on the exercise of the Option (the "Closing") shall be at such address, on such date no more than sixty (60) days after the date on which Notice is given and at such time during normal business hours as shall be designated by S&H pursuant to a written notification to be sent by S&H via personal delivery (with receipt acknowledged), or by registered or certified mail, return receipt requested, postage prepaid to Patrick Fox, Westbrook Partners, LLC, 13155 Noel Road-LB 54, Suite 2300, Dallas, Texas 75240.

     5. Deliveries and Payment at Closing. At Closing,

     (a) S&H shall pay the Purchase Price (allocated among TSE, TWR and TWRCO as they shall jointly direct in the Notice) in full in cash, by bank check or by wire transfer;

     (b) Westbrook shall deliver to S&H certificates evidencing the Units, duly endorsed for transfer, or, if the Units are not certificated, an such assignments, consents and other instruments or documents as may be necessary to convey unencumbered title to the Units to S&H. The Units purchased by S&H shall be allocated between them in such manner as they shall direct in the notification of Closing delivered pursuant to Section 4 above.

     (c) Each of TSB, TWR and TWRCO shall deliver to S&H such certificates or other documents as S&H shall reasonably require, to evidence the due authorization of TSB, TWR and TWRCO to transfer the Units; and

     (d) Westbrook shall deliver or cause to be delivered to S&H an opinion of counsel addressed to S&H to the effect that the transfer of the Units by Westbrook (i) has been duly authorized by each of TSB, TWR and TWRCO and (ii) is exempt from the registration requirements of the Securities Act of 1933, as amended, and the securities laws of the states, or that appropriate registration(s) under such laws has/have been effected.

     6. Assignment and Binding Effect. This Agreement may not be assigned Westbrook without the written consent of both Shidler and Hamlin, except that it may be assigned to an affiliate of Westbrook to the same extent as such affiliate is the assignee of Units. This Agreement may be not be assigned by either Shidler or Hamlin without the written consent of each of TSB, TWR and TWRCO. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective personal representatives heirs, successors and permitted assigns.

     7. Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be governed by, and shall be construed and enforced in accordance with, the internal laws of the State of New York, without regard to conflicts of laws principles. except as set forth below. The parties acknowledge that New York has substantial relationship to the underlying transactions related to this agreement and to the parties involved.


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                                      -3-


     8. Consent to Jurisdiction and Service of Process.

     All judicial proceedings brought against the parties arising out of or relating to this Agreement may be brought in any state or federal court of competent jurisdiction in the State, County and City of New York. By executing and delivering this agreement, each party irrevocably:

          (i) accepts generally and unconditionally the nonexclusive jurisdiction and venue of such courts;

          (ii) waives any defense of forum non conveniens;

          (iii) agrees that service of all process in any such proceeding in any such court may be made by registered or certified mail. return receipt requested, to borrower at its address set forth in that certain Agreement of Limited Partnership of South Brunswick Land , L.P. dated of even date; and

          (iv) agrees that service as provided in clause (iii) above is sufficient to confer personal jurisdiction over such party in any such proceeding in any such court, and otherwise constitutes effective and binding service in every respect.

     9. Counterparts. This Agreement may be executed by facsimile signatures and in any number of counterparts, all of which, when taken together, shall constitute one and the same instrument.

     10. Further Assurance. It is understood that Westbrook is looking to its counsel, Cadwalader, Wickersham & Taft ("CWT"), to opine to Westbrook that the obligations of S&H hereunder are enforceable under the laws of New York State. CWT shall complete its review of this Agreement promptly after the date hereof. It is S&H's intention that their obligations hereunder be enforceable, and S&H agree to make such amendments to this Agreement as may be reasonably necessary, in the legal opinion of CWT, to render S&H's obligations hereunder enforceable under the laws of New York State.




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                                      -4-


     IN WITNESS WHEREOF, intending to be legally bound, the undersigned have executed this Agreement as of the day and date first above written.


                               ------------------------------------
                               Jay H. Shidler


                               ------------------------------------
                               Clay W. Hamlin, III


                               TIGER SOUTH BRUNSWICK, L. L.C., a Delaware limited liability company, by its managing members Westbrook Real Estate Fund I. L.P., a Delaware limited partnership, and Westbrook Real Estate Co-Investment Partnership I, L.P., a Delaware limited partnership, by their general partner Westbrook Real Estate Partners Management, L.L.C., by its sole managing member Westbrook Real Estate Partners, L.L.C.


                               By:
                                 ------------------------------------

                               TIGER/WESTBROOK REAL ESTATE FUND I, L.P., a
                               Delaware limited partnership, by its general partner Westbrook Real Esstate Partners Management I, L.L.C., by its sole managing member Westbrook Real Estate Partners, L.L.C.


                               By:
                                 ------------------------------------

                               TIGER/WESTBROOK REAL ESTATE CO-INVESTMENT
                               PARTNERSHIP I, L.P., a Delaware limited
                               partnership. by its general partner Westbrook Real Estate Partners Management I, L.L.C., by its sole managing member Westbrook Real Estate Partners, L.L.C.


                               By:
                                 ------------------------------------

                                    EXHIBIT A

                               SCHEDULED DIVIDENDS




                          Dividend on 245,714          Dividend an 372,294
                            Preferred Units               Common Units
    Quarter Ending        @ 1.625 Annual Rate          @ $.50 Annual Rate
    --------------        -------------------          ------------------

      12/31/971                  $85,716                      $46,536
       3/31/98                    99,821                       46,536
       6/30/98                    99,821                       46,536
       9/20/98                    99,821                       46,536
       12/31/98                   99,821                       46,536
       3/31/99                    99,821                       46,536
       6/30/99                    99,821                       46,536
       9/30/99                    99,821                       46,536


----------

1 12/31/97 Dividend on Preferred Units assumes a closing of 10/14/97 and a proration of the dividend for 79 days over a 92-day period.

To:      Tiger South Btunswick, L.L.C.
         tiger/Westbrook Real Estate Fund, L.P.
         Tiger/Westhrook Real Estate Co-Investment Partnership, L.P. The above are collectively referred to as the "TW Parties".





     The undersigned Royale Investments, Inc., a Minnesota corporation ("Royale") and FCO, L.P., a Delaware limited partnership ("FCO"), hereby confirm that neither Royale nor FCO shall have any claim against any of the TW Parties on account of a breach or misrepresentation by South Brunswick Investment Company, LLC, a New Jersey limited partnership ("SBIC") of any representation or warranty made by SBIC in Section 10 of that certain Formation/Contribution Agreement dated as of September 7, 1997 by and among SBIC, Royale and others (the "Formation Agreement").

     Royale and FCO hereby release each of the TW Parties from and against any claims either or both Royale and FCO may have on account of any breach or misrepresentation of any representation or warranty made by SBIC in Section 10 of the Formation Agreement.

     For good and valuable consideration, the receipt of which is hereby acknowledged, Royale and FCO have executed this letter agreement this 14th day of October, 1997.

                           ROYALE INVESTNMENTS, INC.


                           By:
                               ------------------------------------

                           FCO, L.P.

                           By: Royale Investments, Inc., its
                                 General Partner


                           By:
                               ------------------------------------